SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X       Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):   N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   N/A

     Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No   X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Stockholders’ Newsletter 2004

Interim Report for the First Quarter of 2004

Bayer Group Key Data
€ million

	1st Quarter
	2003	2004	Change
			%
Net sales	7,356	7,362	+0.1
of which discontinuing operations	1,649	1,626
Change in sales
Volume	+3%	+10%
Price	0%	-1%
Currency	-10%	-6%
Portfolio changes	+9%	-3%
EBITDA[1]	1,804	1,363	-24.4
Operating result (EBIT)	1,096	820	-25.2
of which discontinuing operations	2	86
of which special items	255	(7)
Return on sales	14.9%	11.1%
Non-operating result	(193)	(157)	+18.7
Net income	586	400	-31.7
Earnings per share (€)	0.80	0.55
Gross cash flow[2]	1,427	984	-31.0
Net cash flow[3]	185	(299)	•
Capital expenditures	476	185	-61.1
Research and development expenses	517	499	-3.5
Depreciation and amortization	708	543	-23.3
Number of employees (as of March 31)	118,600	114,300	-3.6
Personnel expenses	1,904	1,850	-2.8

1)	EBITDA = operating result (EBIT) plus depreciation and amortization
2)	Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in pension provisions
3)	Net cash flow = cash flow from operating activities according to IAS 7

2003 figures restated (for details see Notes, page 28)

Contents

4	Interim Report for the First Quarter
6	Performance by Subgroup
7	-Bayer HealthCare
14	-Bayer CropScience
17	-Bayer MaterialScience
20	-Lanxess
22	Liquidity and Capital Resources
23	Employees
23	Statements of Income
24	Balance Sheets
25	Statements of Changes in Stockholders’ Equity
26	Notes
26	-Key Data by Segment and Region
28	-Notes to the Interim Report

Cover picture:
The Bayer Group will concentrate in future on the three areas of health care, nutrition and high-tech materials. The focus of the new strategy is on innovation and growth. As an inventor company, Bayer aims to help in shaping the future with innovations that benefit people and improve their quality of life. The cover illustration shows the product development center of Bayer HealthCare’s Consumer Care Division at Morristown, New Jersey, in the United States.

EBIT before special items at the
high level of the previous year

Significant growth in EBIT at Bayer MaterialScience and Lanxess

Currency- and portfolio-adjusted sales up 9 percent

Group realignment continued as planned

Bayer got off to a pleasing start in 2004, with first-quarter sales of €7,362 million matching the previous year’s high level despite the substantial appreciation of the euro. Adjusted for currency and portfolio effects, sales advanced by 8.6 percent. This growth was driven primarily by HealthCare and CropScience.

EBIT for the first quarter, at €820 million, was below the prior-year figure of €1,096 million. However, that number contained positive special items arising particularly from the divestiture of the household insecticides business and real estate holdings. EBIT before special items in the first quarter of 2004, at €827 million, remained steady at the high level of the same period last year (€841 million). This was achieved mainly through earnings improvements in our Bayer MaterialScience and Lanxess subgroups. The non-operating result improved by €36 million to minus €157 million, mainly because of a drop in net interest expense. Income before income taxes was €663 million. After income taxes of €257 million and minority stockholders’ interest, Group net income amounted to €400 million, compared to €586 million in the previous year.

Gross cash flow declined by €443 million, or 31.0 percent, to €984 million, mainly due to the lower EBITDA and to certain pension contributions made at the beginning of the year. Net cash flow dropped from €185 million to minus €299 million for basically the same reasons. Net debt, at €6.6 billion, was 1.2 billion below the level of March 31, 2003, but 0.6 billion higher than at December 31, 2003 due to a seasonal increase in working capital.

The realignment of our industrial business is proceeding as planned. In preparation for the stock-market listing of Lanxess, we have made all relevant decisions regarding that company’s business and organizational structure and personnel allocation. In keeping with the transfer of business responsibility to Lanxess management, we are reporting all polymers and chemicals activities earmarked for carve-out as a separate segment under the name of Lanxess, effective from the first quarter of 2004. The polymers and chemicals activities that will remain with Bayer are combined in the new Bayer MaterialScience subgroup, which is divided for reporting purposes into the Materials and Systems segments.

Bayer’s performance in the first quarter of 2004 confirms that the company is on the right track. While there are risks inherent in the economic situation, and especially in the volatility of raw material prices, we confirm our intention to improve both EBIT before special items and EBITDA for the full year 2004 by more than 10 percent.

Performance by Subgroup

Our business activities are grouped together in the HealthCare, CropScience, MaterialScience and Lanxess subgroups, comprising the following reporting segments:

Subgroup	Segments
HealthCare	Pharmaceuticals/Biological Products; Consumer Care/Diagnostics; Animal Health
CropScience	CropScience
MaterialScience	Materials, Systems
Lanxess	Lanxess

The composition of the new segments Materials, Systems and Lanxess and their relationship to the previous reporting structure are depicted in the following table:

The Bayer MaterialScience subgroup is comprised of the Materials and Systems segments, which contain those businesses of the former Polymers and Chemicals subgroups that will remain with Bayer. The products of the Materials segment include the plastics marketed in granular form under the tradenames Makrolon® and Bayblend®, along with methylcellulose and specialty chemicals. The Systems segment consists primarily of the Polyurethanes and Coatings businesses. The Lanxess segment is made up of the Chemical Intermediates, Performance Chemicals, Performance Plastics and Performance Rubber businesses.

	1st Quarter
Bayer HealthCare	2003	2004	Change
€ million			%
Net sales	2,108	2,124	+0.8
of which discontinuing operations	140	148
EBITDA*	614	380	–38.1
of which discontinuing operations	(8)	11
Operating result (EBIT)	488	277	–43.2
of which discontinuing operations	(15)	11
of which special items	200	0
Gross cash flow*	474	258	–45.6
of which discontinuing operations	(7)	11
Net cash flow*	333	30	–91.0
of which discontinuing operations	(14)	(29)

*	for definition see Bayer Group Key Data on page 2

Bayer HealthCare

Sales of the Bayer HealthCare subgroup in the first quarter of 2004 increased by 0.8 percent to €2,124 million. Measured in local currencies, business expanded by 8.9 percent. Adjusted for the positive special items recognized in 2003, EBIT showed a year-on-year decline of €11 million, or 3.8 percent, to €277 million. The drop in gross cash flow, to €258 million, is to be viewed in light of the €134 million gain from the divestiture of the household insecticides business that was contained in the previous year’s figure.

Increased risks in our HealthCare business continue to exist from litigation commenced in the United States following the voluntary withdrawal of the statin Lipobay/Baycol from the market and the voluntary cessation in the marketing of products containing PPA. Without acknowledging any liability, the company had settled 2,312 Lipobay/Baycol

	1st Quarter		Change
Best-Selling Bayer HealthCare Products	2004	Change	in local currencies
€ million		%	%
Ciprobay®/Cipro® (Pharmaceuticals)	281	–16.4	–7.7
Adalat® (Pharmaceuticals)	168	+9.1	+14.3
Ascensia® product line (Diagnostics)	136	+3.0	+6.7
Aspirin® (Consumer Care/Pharmaceuticals)	128	–5.2	–0.7
Kogenate® (Biological Products)	121	+11.0	+15.9
ADVIA Centaur® system (Diagnostics)	104	+16.9	+19.1
Avalox®/Avelox® (Pharmaceuticals)	104	–3.7	+6.5
Gamimune® N/Gamunex® (Biological Products)	79	+31.7	+47.7
Glucobay® (Pharmaceuticals)	73	+4.3	+11.4
Levitra® (Pharmaceuticals)	66	•	•
Advantage®/Advantix® (Animal Health)	45	+18.4	+32.9
Trasylol® (Pharmaceuticals)	43	+7.5	+22.5
Baytril® (Animal Health)	39	–4.9	+4.0
Prolastin® (Biological Products)	37	–7.5	+3.0
Canesten® (Consumer Care)	34	+3.0	+6.6

Total	1,458	+4.5	+12.1
Proportion of Bayer HealthCare sales	68.6%

cases as of April 23, 2004, resulting in settlement payments totaling approximately US$ 872 million. As of that date, 9,278 cases were pending worldwide. Bayer will continue its policy of trying to agree on fair compensation for anyone who experienced serious side effects from Lipobay/Baycol on its own initiative and without acknowledging any legal liability. Where facts have been developed in the course of the litigation, it so far appears that the vast majority of plaintiffs did not suffer serious side-effects.

Should the U.S. plaintiffs in the Baycol litigation or in the phenylpropanolamine (PPA) product liability litigation substantially prevail despite the existing meritorious defenses, it is possible that Bayer could face payments that exceed its insurance coverage and are not covered through the accounting measures already taken. The same is true should a significant further increase in settlement cases occur in the Baycol litigation. PPA, which was widely used as an active ingredient in appetite suppressants and cough-and-cold medications by many manufacturers, was voluntarily replaced by Bayer and other producers in the U.S. after a recommendation in 2000 by the U.S. Food and Drug Administration.

Pharmaceuticals/Biological Products

Sales of the Pharmaceuticals Division rose by 2.8 percent, or €25 million, to €906 million. In local currencies the increase came to 12.6 percent.

The growth driver for Pharmaceuticals was our erectile dysfunction drug Levitra®, which was launched in 2003. Between March and December 2003, the product was introduced to the market in 46 countries. A further 24 countries were added in the first quarter of 2004, and the positive results of recent studies should support the upward trend in sales. By the end of March, the product’s share of the total U.S. market for erectile dysfunction drugs had increased to 11 percent. In Europe, further gains in market share were registered in Germany, the United Kingdom, Italy and France, which are important markets for our Pharmaceuticals Division. Sales of our antihypertensive drug Adalat® developed favorably too, increasing by 14.3 percent in local currencies. Glucobay® and Aspirin Cardio® also contributed to the growth in business.

	1st Quarter

Pharmaceuticals/Biological Products	2003	2004	Change
€ million			%
Net sales	1,131	1,176	+4.0
of which discontinuing operations	140	148
Pharmaceuticals	881	906	+2.8
Biological Products	250	270	+8.0
EBITDA*	258	205	–20.5
of which discontinuing operations	(8)	11
Operating result (EBIT)	203	164	–19.2
of which discontinuing operations	(15)	11
of which special items	21	0
Gross cash flow*	189	123	–34.9
of which discontinuing operations	(7)	11
Net cash flow*	107	(82)	•
of which discontinuing operations	(14)	(29)

*	for definition see Bayer Group Key Data on page 2

Sales of our anti-infective Ciprobay®/Cipro® fell by 16.4 percent, or by 7.7 percent in local currencies. The decrease was due partly to the fact that the figure for the first quarter of 2003 included high initial purchases of Cipro XR® in the United States immediately after its launch, and partly to the increase in the U.S. ciprofloxacin prescription share of generics manufacturer Barr Laboratories to 56 percent. Overall, however, ciprofloxacin prescriptions in the U.S. remained at the same high level as in the previous year. Cipro XR® had already gained a 15 percent share of total prescriptions by the end of the first quarter of 2004.

In the field of cancer research, our Raf kinase inhibitor, which was developed jointly with U.S.-based Onyx Pharmaceuticals Inc., has been granted fast-track status by the U.S. Food and Drug Administration in its clinical evaluation for the treatment of advanced kidney cancer. The fast-track program serves to speed up the testing of pharmaceutical substances.

In our Biological Products Division, Kogenate® continued to perform well, with growth in sales of 11.0 percent, or €12 million, to €121 million. In local currencies, sales of this product expanded by 15.9 percent. Gamunex® also made good progress following its introduction in the third quarter of 2003.

We are currently in negotiations with potential acquirers for the plasma business, which is reported under discontinuing operations.

	1st Quarter
				Change
Pharmaceuticals/Biological Products	2003	2004	Change	in local currencies
Net sales by market (€ million)			%	%
Europe	360	380	+5.6	+6.0
North America	490	509	+3.9	+18.2
Asia/Pacific	197	196	–0.5	+7.3
Latin America/Africa/Middle East	84	91	+8.3	+21.0
Total	1,131	1,176	+4.0	+12.6

Sales growth in the Pharmaceuticals/Biological Products segment came mainly from the North America and Europe regions. Our North American business expanded by 3.9 percent in euros despite negative currency effects, while in local currencies sales moved ahead by 18.2 percent. Sales in Europe increased by 5.6 percent. The main contribution to the substantial sales increase for Biological Products came from Japan, with significant gains also registered in Europe.

Trends in the pharmaceuticals market in the first quarter of 2004 varied from one region to another.

In Europe, the pharmaceuticals market showed signs of weakening, especially in Germany. Here, the legislative changes announced led to stockpiling in December 2003, which was the main reason for the downturn in the market in the first quarter of 2004. Nonetheless, the European pharmaceuticals market grew by 5 percent compared to the same period of last year.

The North American market for pharmaceuticals expanded by 11 percent year on year.

The market in Asia/Pacific was restrained by sluggish growth in Japan. Here price reductions announced for April 1, 2004 led to lower demand in the first quarter.

EBIT of the Pharmaceuticals/Biological Products segment declined by €39 million to €164 million in the first quarter, though it should be noted here that the previous year’s figure contained €21 million in positive special items. EBIT before special items fell by 9.9 percent. The drop in earnings was due primarily to the lower sales of Cipro® and high launch costs for Levitra®, these effects not being fully offset by the savings achieved through our cost-containment measures.

	1st Quarter
Consumer Care/Diagnostics	2003	2004	Change
€ million			%

Net sales	798	770	–3.5
Consumer Care	350	326	–6.9
Diagnostics	448	444	–0.9
Self Testing Systems	141	141	0.0
Professional Testing Systems	307	303	–1.3
EBITDA*	308	138	–55.2
Operating result (EBIT)	245	81	–66.9
of which special items	178	0
Gross cash flow*	244	109	–55.3
Net cash flow*	206	105	–49.0

*	for definition see Bayer Group Key Data on page 2

ConsumerCare/Diagnostics
Sales in Consumer Care fell by 6.9 percent to €326 million, due particularly to the divestment of the household insecticides business and the strong euro. Portfolio- and currency-adjusted sales were up by 5.8 percent. Our main growth market was Europe, where a positive sales performance was achieved in nearly all the major countries. Contributing to this performance, especially in Germany, were Aspirin® Effect, an analgesic that can be taken without water, and the cold remedy Aspirin Complex®, both of which were newly introduced in 2003. The Consumer Care business in the United States was hampered by a weak cold season, which led to declines in sales of Alka-Seltzer Plus® and Aspirin®. It should also be remembered that sales in the previous year were boosted by initial trade purchases of the vitamin product One-A-Day® WeightSmart™ following its launch.

Diagnostics sales remained steady year on year at €444 million. In local currencies, sales grew by 6.1 percent, or €28 million, thanks to positive trends in both Self Testing Systems and Professional Testing Systems. Currency-adjusted business in Professional Testing Systems expanded by 6.0 percent, primarily because of considerable gains by the ADVIA Centaur® product line (16.9 percent), particularly in the United States. Sales of Self Testing Systems remained at the previous year’s level in euros but advanced by 6.6 percent in local currencies. Contributing to this development were the blood glucose measurement systems of the Ascensia® line that were newly introduced in mid-2003. The Ascensia® Contour system has now been successfully launched in eight countries. Following its introduction in Germany in 2003, the product was introduced in the United States, Canada and the United Kingdom in the first quarter of 2004.

	1st Quarter			Change in local
Consumer Care/Diagnostics	2003	2004	Change	currencies
Net sales by market (€ million)			%	%

Europe	281	301	+7.1	+7.4
North America	350	313	–10.6	+3.0
Asia/Pacific	67	59	–11.9	–5.4
Latin America/Africa/Middle East	100	97	–3.0	+6.5

Total	798	770	–3.5	+4.3

The strong growth in Europe resulted from the positive trends in both Consumer Care and Diagnostics.

The decline in sales in North America was mainly attributable to exchange rate effects. Although Consumer Care sales were down in the United States, this effect was offset by the positive performance of Diagnostics.

The decline in sales in the Asia/Pacific and Latin America/Africa/Middle East regions resulted primarily from the divestiture of the household insecticides business.

EBIT of the Consumer Care/Diagnostics segment fell by €164 million to €81 million. The decline is attributable to the positive special items — comprising mainly the €134 million gain from the divestment of the household insecticides business — recognized in the first quarter of 2003. Before special items, EBIT grew by €14 million or 20.9 percent, due especially to the strong performance of the Diagnostics Division.

Animal Health
Sales of the Animal Health segment remained steady year on year at €178 million. In local currencies, business grew by 6.3 percent.

	1st Quarter
Animal Health	2003	2004	Change
€ million			%

Net sales	179	178	–0.6
EBITDA*	48	37	–22.9
Operating result (EBIT)	40	32	–20.0
of which special items	1	0
Gross cash flow*	41	26	–36.6
Net cash flow*	20	7	–65.0

*	for definition see Bayer Group Key Data on page 2

Sales in North America played a key role in this positive development. Following the successful introduction of our new antiparasitic Advantix® in the United States in 2003, the product was also registered in Europe in the first quarter of 2004. This addition to our product range strengthened Bayer HealthCare’s role as one of the world’s leading suppliers of veterinary products.

	1st Quarter			Change in local
Animal Health	2003	2004	Change	currencies
Net sales by market (€ million)			%	%

Europe	62	65	+4.8	+4.6
North America	60	57	–5.0	+10.4
Asia/Pacific	29	26	–10.3	–6.1
Latin America/Africa/Middle East	28	30	+7.1	+15.2

Total	179	178	–0.6	+6.3

	1st Quarter
Bayer CropScience	2003	2004	Change
€ million			%

Net sales	1,661	1,732	+ 4.3
Crop Protection	1,357	1,416	+ 4.3
Insecticides	370	386	+ 4.3
Fungicides	326	339	+ 4.0
Herbicides	533	553	+ 3.8
Seed Treatment	128	138	+ 7.8
Environmental Science	205	186	– 9.3
BioScience	99	130	+ 31.3
EBITDA*	645	556	– 13.8
Operating result (EBIT)	447	379	– 15.2
of which special items	34	0
Gross cash flow*	516	347	– 32.8
Net cash flow*	(192)	(239)	– 24.5

*	for definition see Bayer Group Key Data on page 2

Bayer CropScience

Sales of the Bayer CropScience subgroup advanced by 4.3 percent in the first quarter of 2004 to €1,732 million, or by 16.2 percent when adjusted for currency and portfolio effects.

Sales of the Crop Protection Business Group improved by 4.3 percent, due in large part to continuing strong sales in Brazil of our fungicide Folicur® and of Stratego®/Sphere® combinations for the control of Asian rust in soybeans.

Folicur®/Raxil® made gratifying gains overall, with sales moving ahead by 38.5 percent to €108 million. Sales of our fungicides FLINT®/Stratego®/Sphere® climbed by 9.1 percent to €60 million and participated in the upward trend in Brazil.

Business in our highest-volume product group, the insecticides Confidor®/Gaucho®/Admire®/Merit®, was down by 13.2 percent year on year as a result of negative currency effects and a delayed start to the new season.

Sales of our most important herbicide, Puma® for use in cereal crops, expanded by 25.0 percent to €60 million, largely as the result of a promising start to the new season, particularly in Canada. Sales of the herbicide Basta® grew by 31.6 percent to €50 million, thanks mainly to higher demand in Canada and the United States.

Best-Selling Bayer CropScience Products	1st Quarter 2004	Change	Change in local currencies
€ million		%	%

Confidor®/Gaucho®/Admire®/Merit® (Insecticides/Seed Treatment/Environmental Science)	171	–13.2	–8.6
Folicur®/Raxil® (Fungicides/Seed Treatment)	108	+38.5	+39.7
Puma® (Herbicides)	60	+25.0	+29.2
FLINT®/Stratego®/Sphere® (Fungicides)	60	+9.1	+10.9
Betanal® (Herbicides)	52	0.0	+3.8
Basta®/Liberty® (Herbicides)	50	+31.6	+33.6
Temik® (Insecticides)	48	+92.0	+116.0
Hussar® (Herbicides)	39	–2.5	0.0
Decis®/K-Othrine® (Insecticides/Environmental Science)	38	+18.8	+21.9
Axiom®/Define®/Epic® (Herbicides)	32	+52.4	+52.4

Total	658	+12.3	+16.2

Proportion of Bayer CropScience sales	38.0%

Sales of the Environmental Science Business Group fell by 9.3 percent to €186 million, though by only 2.8 percent after adjustment for currency and portfolio changes.

The BioScience Business Group turned in a very positive performance, with sales climbing by 31.3 percent in the first quarter of 2004, to €130 million. The growth drivers here were the products Invigor® (canola seed) in Canada and FiberMax® (cotton seed) in the United States.

	1st Quarter			Change in local
CropScience	2003	2004	Change	currencies
Net sales by market (€ million)			%	%

Europe	808	778	–3.7	–2.6
North America	362	392	+8.3	+21.8
Asia/Pacific	277	241	–13.0	–7.4
Latin America/Africa/Middle East	214	321	+50.0	+53.8

Total	1.661	1.732	+4.3	+9.2

First indications are of a positive trend in the global crop protection market in the first quarter of 2004 compared with the same period last year.

Sales in the Europe region receded by 3.7 percent to €778 million, but remained steady year on year if portfolio effects are disregarded.

The CropScience business turned in a pleasing performance in North America. Here the crop protection business benefited from favorable growing conditions that led to earlier sowing for the key crops: cereals, corn and soybeans.

By contrast, business in Asia was below expectations, with currency-adjusted sales down by 7.4 percent. Competition in Asian markets remained intense, with heavy pressure on prices.

In Latin America, the positive trend recorded in the fourth quarter of 2003 continued into the new year. Growth was spurred particularly by an increase in acreages for certain major crops. Sales were also boosted by the spread of the plant disease Asian rust in soybeans, which triggered high fungicide usage.

EBIT of the CropScience segment decreased by €68 million to €379 million. Adjusted for the special item recognized in the first quarter of 2003, representing the gain from the sale of certain products to meet antitrust conditions, and the absence of earnings from divested products, the operating result was above the previous year in spite of adverse currency effects.

Gross cash flow fell to €347 million as a result of the decline in EBIT and higher tax and pension payments. After a seasonal effect on working capital that is usual in this industry, the net cash flow amounted to minus €239 million. However, the growth in working capital was considerably less than in the same period last year.

With effect from March 31, 2004, we acquired the remaining 50 percent interest in our Gustafson joint venture from Crompton Corporation for approximately €100 million.

	1st Quarter
Bayer MaterialScience	2003	2004	Change
€ million			%

Net sales	1,867	1,877	+0.5
EBITDA*	302	281	–7.0
Operating result (EBIT)	98	135	+37.8
of which special items	(13)	0
Gross cash flow*	281	231	–17.8
Net cash flow*	163	52	–68.1

*	for definition see Bayer Group Key Data on page 2

Bayer MaterialScience

Sales of the Bayer MaterialScience subgroup advanced by 0.5 percent from the same period of last year, to €1,877 million. Currency- and portfolio-adjusted sales grew by 8.2 percent. EBIT before special items improved by 21.6 percent to €135 million.

Gross cash flow receded by 17.8 percent to €231 million, mainly due to lower EBITDA and higher tax payments.

	1st Quarter
Materials	2003	2004	Change
€ million			%

Net sales	695	700	+0.7
Polycarbonates	430	430	0.0
Thermoplastic Polyurethanes (TPU)	44	45	+2.3
Wolff Walsrode	83	77	–7.2
H.C. Starck	138	148	+7.2
EBITDA*	102	92	–9.8
Operating result (EBIT)	35	32	–8.6
of which special items	0	0
Gross cash flow*	93	75	–19.4
Net cash flow*	115	16	–86.1

*	for definition see Bayer Group Key Data on page 2

Sales of the Materials segment in the first quarter of 2004 increased by just 0.7 percent in euros but by 7.5 percent in local currencies. In the key area of Polycarbonates, in particular, business was spurred by a general recovery in demand and robust product sales in the optical storage media sector. Sales of polycarbonate film also grew strongly in light of increased demand from manufacturers of ID cards and cellular phones.
H.C. Starck also registered faster-than-average growth, with sales up by 7.2 percent to €148 million due to a recovery in the electronics industry and higher market prices for certain products. Sales of Wolff Walsrode declined to €77 million following the divestiture of Walothen GmbH to the Wihuri group of Finland.

	1st Quarter			Change in local
Materials	2003	2004	Change	currencies
Net sales by market (€ million)			%	%

Europe	310	307	–1.0	–2.4
North America	154	154	+0.0	+16.5
Asia/Pacific	188	193	+2.7	+13.6
Latin America/Africa/Middle East	43	46	+7.0	+11.5

Total	695	700	+0.7	+7.5

Regional trends varied in the first quarter of 2004.

In Europe, sales were down slightly year on year to €307 million, with demand in most industries restrained by the continued sluggishness of the economy in western Europe. Disregarding the portfolio change at Wolff Walsrode, however, sales grew by 2.3 percent.

By contrast, there was a significant improvement in North America, where sales grew by 16.5 percent in local currencies. All businesses contributed to this positive performance. H.C. Starck, in particular, reported above-average growth, posting a 30 percent increase in sales thanks to the recovery in the IT and communications sector.

The dynamic growth in the Asia/Pacific region continued in the first quarter of 2004, with sales up by 13.6 percent in local currencies.

Business improved in the Latin America/Africa/Middle East region, particularly in Africa and the Middle East, with growth driven largely by Polycarbonates. Sales in Latin America declined, however, due to the portfolio change at Wolff Walsrode. Sales grew by 11.5 percent overall when adjusted for currency translations.

EBIT of the Materials segment, at €32 million, was €3 million lower than for the same period of 2003. This was mainly attributable to negative currency and portfolio effects, continuing pressure on prices and product mix effects in polycarbonates, which were not fully offset by our successful cost-containment measures.

	1st Quarter
Systems	2003	2004	Change
€ million			%

Net sales	1,172	1,177	+0.4
Polyurethanes	790	820	+3.8
Coatings	320	301	–5.9
Inorganic Basic Chemicals (IBC)	52	49	–5.8
Others	10	7	–30.0
EBITDA*	200	189	–5.5
Operating result (EBIT)	63	103	+63.5
of which special items	(13)	0
Gross cash flow*	188	156	–17.0
Net cash flow*	48	36	–25.0

*	for definition see Bayer Group Key Data on page 2

Systems
Sales of the Systems segment edged up 0.4 percent to €1,177 million, advancing by 6.8 percent in local currencies. Polyurethanes showed especially strong growth due to a cyclical recovery in certain user industries in North America. Sales of Polyurethanes rose by 3.8 percent to €820 million, or by 11.1 percent in local currencies.

	1st Quarter			Change in local
Systems	2003	2004	Change	currencies
Net sales by market (€ million)			%	%

Europe	537	538	+0.2	+0.3
North America	353	343	–2.8	+12.3
Asia/Pacific	169	176	+4.1	+13.3
Latin America/Africa/Middle East	113	120	+6.2	+10.3

Total	1,172	1,177	+0.4	+6.8

Business in Europe remained steady year on year at €538 million. While there has not yet been any significant recovery in the relevant western European countries, such as Germany or Italy, the positive development in eastern Europe continued.

Sales in North America declined by 2.8 percent due to exchange rates, but increased by 12.3 percent in local currencies. Here, Polyurethanes showed above-average growth due to buoyant demand accompanied by rising market prices.

In the Asia/Pacific region, too, the 4.1 percent increase in sales (currency-adjusted: 13.3 percent) resulted from strong demand in Polyurethanes.

In Africa and the Middle East, sales grew by 26.7 and 30.5 percent, respectively, also mainly in light of high demand in Polyurethanes. In the Middle East, however, business in the first quarter of the previous year had been hampered by the impending conflict in Iraq. In Latin America, sales fell by 8.7 percent (currency-adjusted: 1.1 percent) on account of cyclical factors and heightened competition.

EBIT of the Systems segment advanced by a substantial €40 million, or 63.5 percent, to €103 million. This earnings improvement was driven by higher capacity utilization and improved margins in certain areas of the Polyurethanes business. Our cost-containment measures also continued to have a positive effect.

	1st Quarter
Lanxess	2003	2004	Change
€ million			%

Net sales	1,509	1,478	–2.1
Chemical Intermediates	274	282	+2.9
Performance Chemicals	492	466	–5.3
Performance Plastics	302	344	+13.9
Performance Rubber	356	324	–9.0
Others	85	62	–27.1
EBITDA*	129	136	+5.4
Operating result (EBIT)	17	75	•
of which special items	(2)	0
Gross cash flow*	108	111	+2.8
Net cash flow*	(49)	(62)	–26.5

*	for definition see Bayer Group Key Data on page 2

Lanxess

In connection with the realignment of the Bayer Group’s portfolio, our chemicals activities — with the exception of H.C. Starck and Wolff Walsrode — have been combined with parts of the polymers business to form the new Lanxess subgroup. Sales of the Lanxess subgroup declined by 2.1 percent in the first quarter of 2004, to €1,478 million, but increased by 2.2 percent in local currencies.

Business in Chemical Intermediates grew by 2.9 percent to €282 million, expanding by 6.3 percent in local currencies. While sales of fine chemicals posted a significant decline from the same period of 2003, we were able to pass on raw material cost increases to some extent in our selling prices for basic chemicals and inorganic pigments.

Sales of Performance Chemicals declined by 5.3 percent to €466 million, though in local currencies they remained steady year on year. Rhein Chemie recorded particularly good growth in North America.

Performance Plastics performed strongly, with sales up by 13.9 percent to €344 million, mainly as a result of higher volumes in the ABS business.

Sales of Performance Rubber fell by 9.0 percent to €324 million. The weakness of the U.S. dollar hampered sales of butyl rubber and increased the competitive pressure on prices from the U.S. dollar zone.

	1st Quarter			Change in local
Lanxess	2003	2004	Change	currencies
Net sales by market (€ million)			%	%

Europe	795	798	+0.4	+0.4
North America	348	326	–6.3	+7.2
Asia/Pacific	239	230	–3.8	+1.3
Latin America/Africa/Middle East	127	124	–2.4	+1.3
Total	1,509	1,478	–2.1	+2.2

Due to the sluggish economy in Europe, sales in this region remained steady year on year at €798 million. Positive economic stimuli again failed to materialize in the first quarter.

By contrast, business in the North America region developed well. Due to negative currency effects, however, sales fell by 6.3 percent compared to the first quarter of 2003, to €326 million. Before currency translations, sales advanced by 7.2 percent.

In the Asia/Pacific and Latin America/Africa/Middle East regions, too, sales rose by 1.3 percent in local currencies.

EBIT of the Lanxess segment improved significantly in the first quarter of 2004, rising by €58 million to €75 million. This increase in earnings, while partly attributable to higher volumes in Chemical Intermediates and Performance Plastics, was mainly the result of the savings achieved through our cost-containment projects. A further contributory factor was the lower depreciation following the impairment losses recognized in 2003.

Gross cash flow amounted to €111 million, with higher pension payments offset by the improvement in EBIT. Net cash flow came in at minus €62 million due to an increase in working capital at the beginning of the year.

Bayer Group Summary Cash Flow Statements
€ million

	1st Quarter
	2003	2004

Gross cash flow*	1,427	984
Changes in working capital	(1,242)	(1,283)
Net cash provided by (used in) operating activities	185	(299)
of which discontinuing operations	(63)	(91)
Net cash provided by investing activities	989	160
of which discontinuing operations	(15)	(48)
Net cash provided by (used in) financing activities	225	(158)
of which discontinuing operations	78	139
Changes in cash and cash equivalents due to business activities	1,399	(297)
Cash and cash equivalents at beginning of year	767	2,734
Change due to exchange rate movements and to changes in scope of consolidation	(1)	3
Cash and cash equivalents at end of first quarter	2,165	2,440
Marketable securities and other instruments	25	192
Liquid assets as per balance sheets	2,190	2,632

*	for definition see Bayer Group Key Data on page 2

Liquidity and Capital Resources

The gross cash flow of the Bayer Group receded by €443 million, or 31.0 percent, to €984 million. The decline was mainly attributable to lower EBITDA and to higher cash contributions to funded pension plans in the United States at the beginning of 2004. Net cash flow was minus €299 million due to a seasonal increase of nearly €1.3 billion (2003: €1.2 billion) in working capital, particularly in the CropScience subgroup.

Net cash provided by investing activities came to €160 million. Cash outflows of €185 million for capital expenditures were partially offset by €63 million in inflows from sales of noncurrent assets. The figure for the corresponding quarter last year contained inflows from divestments in CropScience that were mandated by the antitrust authorities. A further €327 million was received in the first quarter of 2004 in the context of the agreement reached with Aventis S.A. concerning the acquisition price for Aventis CropScience. Particularly with large transactions, adjustment of the purchase price is a common way of offsetting subsequently determined discrepancies in valuation of certain purchase price components, such as working capital and net debt. Cash outflows for acquisitions comprised mainly the approximately €100 million paid to acquire the remaining 50 percent interest in Gustafson.

Net cash of €158 million was used in financing activities. Interest payments amounted to €133 million, while tax payments were €176 million. The tax payments comprised withholding tax on dividends. Net borrowings provided €151 million.

Cash and cash equivalents increased by €275 million to €2,440 million. Including marketable securities and other instruments, the Group had liquid assets of €2,632 million on March 31, 2004.

Employees

On March 31, 2004 the Bayer Group had 114,300 employees, which was 1,100 fewer than at the start of the year. Headcount was reduced by 700 in Europe, 300 in North America and 100 in Asia/Pacific.

Personnel expenses in the first quarter of 2004 were down by 2.8 percent to €1,850 million.

Bayer Group Consolidated Statements of Income (Summary)
 € million

	1st Quarter
	2003*	2004

Net sales	7,356	7,362
of which discontinuing operations	1,649	1,626
Cost of goods sold	(3,971)	(3,976)
Gross profit	3,385	3,386
Selling expenses	(1,559)	(1,489)
Research and development expenses	(517)	(499)
General administration expenses	(377)	(390)
Other operating income	421	129
Other operating expenses	(257)	(317)
Operating result (EBIT)	1,096	820
of which discontinuing operations	2	86
Non-operating result	(193)	(157)
Income before income taxes	903	663
Income taxes	(310)	(257)
Income after taxes	593	406
Minority stockholders’ interest	(7)	(6)
Net income	586	400
Earnings per share (€)	0.80	0.55

*	2003 figures restated

Bayer Group Consolidated Balance Sheets (Summary)
 € million

	March 31,	March 31,	Dec. 31,
	2003	2004	2003

Assets
Noncurrent assets
Intangible assets	8,690	6,519	6,514
Property, plant and equipment	11,856	9,858	9,937
Investments	2,134	1,776	1,781
	22,680	18,153	18,232
Current assets
Inventories	6,593	6,182	5,885
Receivables and other assets
Trade accounts receivable	6,288	6,127	5,071
Other receivables and other assets	3,310	3,459	3,854
	9,598	9,586	8,925
Liquid assets	2,190	2,632	2,863
	18,381	18,400	17,673
Deferred taxes	776	1,324	1,298
Deferred charges	336	257	242

	42,173	38,134	37,445

of which discontinuing operations	7,114	5,866	5,655

Stockholders’ Equity and Liabilities
Stockholders’ equity
Capital stock and reserves	4,812	4,812	4,812
Retained earnings	10,481	8,753	10,479
Net income	586	400	(1,361)
Other comprehensive income
Currency translation adjustment	(802)	(1,494)	(1,699)
Miscellaneous items	(35)	4	(18)
	15,042	12,475	12,213
Minority stockholders’ interest	123	100	123
Liabilities
Long-term liabilities
Long-term financial obligations	7,291	7,044	7,113
Miscellaneous long-term liabilities	52	95	98
Provisions for pensions and other post-employment benefits	4,964	5,122	5,072
Other long-term provisions	1,182	1,455	1,343
	13,489	13,716	13,626
Short-term liabilities
Short-term financial obligations	3,098	2,654	2,313
Trade accounts payable	2,287	1,995	2,265
Miscellaneous short-term liabilities	3,191	2,333	2,361
Short-term provisions	2,204	2,715	2,448
	10,780	9,697	9,387
	24,269	23,413	23,013
of which discontinuing operations	2,886	2,917	2,933
Deferred taxes	2,292	1,496	1,462
Deferred income	447	650	634

	42,173	38,134	37,445

The first-quarter statements are unaudited.

Bayer Group Consolidated Statements of Changes in Stockholders’ Equity (Summary)
 € million

	Capital		Net	Currency	Miscel-
	stock and	Retained	income	translation	laneous
	reserves	earnings	(loss)	adjustment	items	Total

December 31, 2002	4,812	10,076	1,060	(593)	(20)	15,335
Dividend payment			(657)			(657)
Allocation to retained earnings		405	(403)			2
Exchange differences				(209)		(209)
Other changes in stockholders’ equity					(15)	(15)
Net income			586			586

March 31, 2003	4,812	10,481	586	(802)	(35)	15,042
December 31, 2003	4,812	10,479	(1,361)	(1,699)	(18)	12,213
Dividend payment			(365)			(365)
Allocation from retained earnings		(1,726)	1,726			0
Exchange differences				205		205
Other changes in stockholders’ equity					22	22
Net income			400			400

March 31, 2004	4,812	8,753	400	(1,494)	4	12,475

Notes

Key Data by Segment and Region

	Bayer HealthCare
	Pharmaceuticals/ Biological Products		of which discontinuing operations Plasma		Consumer Care/ Diagnostics			Animal Health
Segments	1st Quarter		1st Quarter		1st Quarter			1st Quarter
€ million	2003	2004	2003	2004	2003	2004		2003	2004
Net sales (external)	1,131	1,176	140	148	798	770		179	178
— Change in €	–10.0%	+4.0%			–16.0%	–3.5%	%	–11.8%	–0.6%
— Change in local currencies	+2.4%	+12.6%			–1.4%	+4.3%		+2.4%	+6.3%
Intersegment sales	8	1			1	1		1	1
Operating result (EBIT)	203	164	(15)	11	245	81		40	32
Return on sales	17.9%	13.9%			30.7%	10.5%		22.3%	18.0%
Gross cash flow*	189	123	(7)	11	244	109		41	26
Net cash flow*	107	(82)	(14)	(29)	206	105		20	7
Depreciation and amortization	55	41	7	0	63	57		8	5

*	for definition see Bayer Group Key Data on page 2

	Europe		North America
Regions	1st Quarter		1st Quarter
€ million	2003	2004	2003	2004

Net sales (external) — by market	3,352	3,315	2,117	2,095
Net sales (external) — by point of origin	3,711	3,654	2,182	2,164
of which discontinuing operations	973	940	468	486
— Change in €	+7.6%	–1.5%	–6.5%	–0.8%
— Change in local currencies	+8.2%	–1.2%	+13.9%	+13.5%
Interregional sales	1,107	1,102	464	436
Operating result (EBIT)	839	555	102	139
of which discontinuing operations	25	73	(39)	(4)
Return on sales	22.6%	15.2%	4.7%	6.4%
Gross cash flow*	935	659	315	173

*	for definition see Bayer Group Key Data on page 2

Bayer CropScience		Bayer MaterialScience				Lanxess
						Lanxess
						Discontinuing
CropScience		Materials		Systems		Operations		Reconciliation		Bayer Group
1st Quarter		1st Quarter		1st Quarter		1st Quarter		1st Quarter		1st Quarter
2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004

1,661	1,732	695	700	1,172	1,177	1,509	1,478	211	151	7,356	7,362
+91.8%	+4.3%	+1.6%	+0.7%	–5.3%	+0.4%	–4.5%	–2.1%			+1.7%	+0.1%
+103.6%	+9.2%	+12.5%	+7.5%	+6.0%	+6.8%	+3.9%	+2.2%			+12.6%	+6.0%
11	15	10	13	35	68	110	85	(176)	(184)
447	379	35	32	63	103	17	75	46	(46)	1,096	820
26.9%	21.9%	5.0%	4.6%	5.4%	8.8%	1.1%	5.1%			14.9%	11.1%
516	347	93	75	188	156	108	111	48	37	1,427	984
(192)	(239)	115	16	48	36	(49)	(62)	(70)	(80)	185	(299)
198	177	67	60	137	86	112	61	68	56	708	543

		Latin
		America/
Asia/		Africa/
Pacific		Middle East		Reconciliation		Bayer Group
1st Quarter		1st Quarter		1st Quarter		1st Quarter
2003	2004	2003	2004	2003	2004	2003	2004

1,171	1,122	716	830			7,356	7,362
968	956	495	588			7,356	7,362
142	137	66	63			1,649	1,626
+4.3%	–1.2%	–5.4%	+18.8%			+1.7%	+0.1%
+19.9%	+7.4%	+43.5%	+24.8%			+12.6%	+6.0%
59	51	37	36	(1,667)	(1,625)
105	90	98	99	(48)	(63)	1,096	820
10	5	6	12			2	86
10.8%	9.4%	19.8%	16.8%			14.9%	11.1%
114	98	91	79	(28)	(25)	1,427	984

Notes to the Interim Report for the First Quarter of 2004

Accounting policies
 Like the financial statements for 2003, the unaudited, consolidated financial statements for the first quarter of 2004 have been prepared according to the rules issued by the International Accounting Standards Board (IASB), London. Reference should be made as appropriate to the notes to the 2003 statements. IAS 34 (Interim Financial Reporting) has been applied in addition.

To enhance the transparency of our reporting, we have reclassified certain income and expense items related to funded pension obligations as of January 1, 2004. Through December 31, 2003, the balance of all income and expenses related to funded defined benefit plans was recognized in the operating result. Only the interest cost for unfunded pension obligations was included in the non-operating result under other non-operating expense. Effective January 1, 2004, all interest cost — including that pertaining to funded pension obligations — is reflected in the non-operating result. The same applies to the return on plan assets. This reporting change has the effect of increasing the operating result for fiscal 2003 by €84 million and reducing the non-operating result by the same amount. Since this effect is fairly evenly spread over the four quarters, the first quarter of 2003 has been adjusted accordingly by €21 million. Gross and net cash flows remain unaffected.

Also for reasons of transparency, we have altered our gross cash flow computation, which continues to reflect changes in pension provisions but no longer takes into account the changes in any other long-term provisions. The latter are now reflected only in the reconciliation of gross cash flow to net cash flow. The net cash flow remains unaffected. Direct comparison between changes in pension provisions and the corresponding balance sheet items is facilitated as a result.

Segment reporting
 With effect from January 1, 2004, we have adjusted our segment reporting to reflect the realignment of the Bayer Group. Our Bayer MaterialScience subgroup is divided into the Materials and Systems segments. In light of our plans to list Lanxess on the stock market by the beginning of 2005 at the latest, this segment is reported under discontinuing operations.

Other notes
 The Annual Stockholders’ Meeting on April 30, 2004, approved the proposal of the Board of Management to pay a dividend of €0.50 per share for 2003.

Furthermore, the Annual Stockholders’ Meeting approved the proposal to place the polymers and chemicals activities earmarked for carve-out in connection with the realignment into a new company by the name of Lanxess. The shares of Lanxess will then be either offered for sale or spun off to Bayer stockholders in accordance with the German Transformation Act (Umwandlungsgesetz), the latter requiring approval by a stockholders’ meeting. The Board of Management was authorized to take the steps necessary for implementing the separation of Lanxess with the approval of the Supervisory Board. This authorization remains in effect until the company’s next Annual Stockholders’ Meeting.

The authorization for the Board of Management to issue warrant and convertible bonds that had been given on April 30, 1999, expired on April 29, 2004. To ensure that this method of raising capital remains available in the future, the Annual Stockholders’ Meeting voted to replace the previous authorization with a new one and amend the Articles of Association as regards a contingent capital increase.

Leverkusen, May 5, 2004

Bayer Aktiengesellschaft

The Board of Management

Publisher
Bayer AG, 51368 Leverkusen, Germany
Editor
Ute Bode, phone + 49 214 30 58992
E-mail: ute.bode.ub@bayer-ag.de
English edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service
Investor Relations
Peter Dahlhoff, phone + 49 214 30 33022
E-mail: peter.dahlhoff.pd@bayer-ag.de
Date of publication
May 10, 2004
Bayer on the Internet
www.bayer.com

Forward-Looking Statements
This Stockholders’ Newsletter contains foward-looking statements. These statements use words like “believes”, “assumes”, “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:
•	downturns in the business cycle of the industries in which we compete;
•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;
•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;
•	loss or reduction of patent protection for our products;
•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;
•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and
•	other factors identified in this Stockholders’ Newsletter.

These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ ppa. Alexander Rosar
	Name:	Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ Armin Buchmeier
	Name:	Armin Buchmeier
	Title:	Senior Counsel

Date: 10.05.04